

Mail Stop 3010

June 1, 2010

Mr. Jerry Pascucci
President & Director
Ceres Managed Futures LLC
55 East 59th Street - 10th Fl.
New York, New York 10022

> **Re:** **Westport JWH Futures Fund L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-24111**

Dear Mr. Pascucci:

We have completed our review of your filing and related filings and have no further comments at this time.

Sincerely,

Tom Kluck
Legal Branch Chief